Exhibit 99.4

AMENDMENT NO. 1 TO

PUT AND CALL OPTION AGREEMENT

This amendment (this “Amendment”) is made on July, 25, 2005, to the Put and Call Option agreement dated as of February 9, 2005 (the “Option Agreement”) between:

(1)                                  Symphony Technology II-A, L.P., a Delaware Limited Partnership with its office located at 4015 Miranda Avenue, 2nd Floor, Palo Alto, CA 94304, USA (“Symphony”); and

(2)                                  Special Value Opportunities Fund, LLC, a Delaware limited liability company, (“Tennenbaum”).

Symphony and Tennenbaum are collectively referred to as “Parties”, each being a “Party”.

WHEREAS

Tennenbaum and Symphony wish to amend the Option Agreement in certain respects.

IT IS AGREED as follows:

1.                                      Amendments. Effective upon the execution and delivery of this Amendment by Tennenbaum and Symphony, the Option Agreement Shall be amended as follows:

1.1                               Purchase Price. Section 3.1 of the Option Agreement is hereby amended in its entirety to read as follows:

“The purchase price (the “Purchase Price”) to be paid by Symphony upon exercise of the Call Option or the Put Option shall be SEK 20.3 per Option Share (the “Share Price”), plus interest as set forth in the following sentence. Interest on the Share Price shall accrue and be payable from February 9, 2005 through the date of payment of the Purchase Price at the Applicable Rate calculated as set forth below.

Applicable Rate means, during the period from and including February 9, 2005 to and including July 9, 2005, an interest rate of 6.5 per cent (6.5%) per annum and, for any period thereafter, an interest rate of 12 per cent (12%) per annum.

The interest for each period shall be calculated on the basis of the exact number of days during such period from and including the first day of such period up to and including the last day of such period or the date of payment of the Purchase Price, as the case may be divided by 360 days.”

1.2                               Public Offer in Exchange for New Shares. The Purchase Price formula set forth in Section 8.1 of the Option Agreement is hereby amended in its entirely to read as follows:

“The recalculated Purchase Price per New Option Share	=

the Share Price for each Option Share that would have been payable if no public offer had occurred, calculated to and including the actual date of payment of the Purchase Price multiplied by the number of Option Shares held by Tennenbaum immediately prior to the share exchange.

the number of New Option Shares received by Tennenbaum as consideration for the Option Shares immediately after the offer”

1.3                               Public Offer in Exchange for Cash. Section 8.2 of the Option Agreement is hereby amended in its entirely to read as follows:

“Tennenbaum is entitled to accept a public offer for the shares in the Company in exchange for payment with cash. If Tennenbaum accepts such an offer. Symphony shall be entitled to receive the cash consideration received by Tennenbaum in the offer and Tennenbaum shall be entitled to receive from Symphony the Share Price for each Option Share that would have been payable if no public offer had occurred, calculated to and including the actual date of settlement of the Net Amount (as defined below) multiplied by the number of Option Shares held by Tennenbaum immediately prior to the cash exchange. These amounts shall be netted against each other and the net amount (the “Net Amount”) shall be paid to the Party entitled thereto as soon as possible after the settlement of the public offer. The Net Amount shall be adjusted for any tax effects (positive or negative) for Tennenbaum and/or Symphony as a result the transactions resulting from the acceptance of the public offer. The Parties shall negotiate in good faith in order to reach an agreement on the amount of such adjustment.”

1.4                               Term of the Agreement. Section 17.1 of the Option Agreement is hereby amended in its entirety to read as follows:

“This Agreement enters into force as from February 9, 2005 and will remain valid up to and including March 31, 2006. The provisions regarding confidentiality in section 14 above shall, however, survive the termination of this Agreement”.

2.                                      Miscellaneous.

2.1                                 Option Agreement in Full Force and Effect. Except as specifically amended hereby, all of the terms and conditions of the Option Agreement shall remain in full force and effect.

2.2                                 Counterparts. This amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

2.3                                 Governing Law. This Amendment and the legal relations between the parties arising hereunder shall be governed by and interpreted in accordance with the laws of California without respect to the conflict of laws provisions thereof.

[signatures on next page]

IN WITNESS WHEREOF, each of the Parties has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

SYMPHONY TECHNOLOGY II-A,
L.P.

By: Symphony Technology II GP, LLC

 its General Partner

By:	/s/ Bill Chisholm

SPECIAL VALUE OPPORTUNITIES
FUND, LLC

By:	/s/ Howard M. Levkowitz
Name: Howard M. Levkowitz
Its: Authorized Signatory